May 19, 2006

Mail Stop 4561

Mr. Mark E. Yale
Chief Financial Officer
Glimcher Realty Trust
150 East Gay Street
Columbus, Ohio 43215

Re: Glimcher Realty Trust
        Form 10-K for the year ended December 31, 2005
        Filed February 24, 2006
        File No. 1-12482

Dear Mr. Yale:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In our comments, we ask you to provide us with information so we may
better understand your disclosure. After reviewing this information, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 58

   1.   The disclosure on page 24 related to percentage rents indicates that percentage
        rents are recognized throughout the year based on estimated sales, primarily on a

monthly basis, and those actual sales figures are not finalized until the end of the year. We note that your revenue recognition policy indicates that percentage rents are recognized when sales exceed any applicable breakpoints specified in tenants' leases.   Please clarify to us if the leases specify that percentage rents are due based on measurement dates throughout the lease term, consistent with how the company is recognizing percentage rent revenue, rather than being based on annual sales amounts.   Further, clarify how your revenue recognition policy for percentage rents conforms to SAB Topic 13A (4) (c). Contingent rental income.

Depreciation and Amortization, page 59

2. The disclosure indicates that cash allowances paid by the company to tenants for improvements to real estate owned by retailers are capitalized as contract intangibles and amortized over the life of the operating agreements.   Please clarify whether the intangible asset recognized as a result of these cash payments is treated as a lease incentive and amortized over the initial lease term as a reduction of rental revenues.   If so, please revise the disclosure in future filings to clarify. If not, advise us of the basis in GAAP for the alternative treatment.

Accounting for Acquisitions, page 60

3. The disclosure indicates that the aggregate value of in place leases is recorded as an intangible asset and amortized over the remaining lease term plus an assumed renewal period. Please clarify that the assumed renewal period is reasonably assured.

Note 11 - Investments in Unconsolidated Entities, page 72

4. We note that the company holds a 52% interest in a joint venture with ORC and that the properties acquired by the joint venture will be operated by Glimcher under separate management agreements. Please clarify to us how consolidation of the joint venture was evaluated.   In addition please clarify that the properties acquired by the joint venture were from independent third parties.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant